UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): February 1, 2023

LANDA APP LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1099443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC	Landa App LLC - 1246 Elgin Way Riverdale GA LLC
Landa App LLC - 1394 Oakview Circle Forest Park GA LLC	Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC
Landa App LLC - 1712 Summerwoods Lane Griffin GA LLC	Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC
Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC	Landa App LLC - 1910 Grove Way Hampton GA LLC
Landa App LLC - 4267 High Park Lane East Point GA LLC	Landa App LLC - 4474 Highwood Park Drive East Point GA LLC
Landa App LLC - 593 Country Lane Drive Jonesboro GA LLC	Landa App LLC - 6436 Stone Terrace Morrow GA LLC
Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC	Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC
Landa App LLC - 687 Utoy Court Jonesboro GA LLC	Landa App LLC - 729 Winter Lane Jonesboro GA LLC
Landa App LLC - 7349 Exeter Court Riverdale GA LLC	Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC
Landa App LLC - 8641 Ashley Way Douglasville GA LLC	Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC
Landa App LLC - 8651 Ashley Way Douglasville GA LLC	Landa App LLC - 8652 Ashley Way Douglasville GA LLC
Landa App LLC - 8653 Ashley Way Douglasville GA LLC	Landa App LLC - 8654 Ashley Way Douglasville GA LLC
Landa App LLC - 8655 Ashley Way Douglasville GA LLC	Landa App LLC - 8659 Ashley Way Douglasville GA LLC
Landa App LLC - 8662 Ashley Way Douglasville GA LLC	Landa App LLC - 8668 Ashley Way Douglasville GA LLC
Landa App LLC - 8670 Ashley Way Douglasville GA LLC	Landa App LLC - 8674 Ashley Way Douglasville GA LLC
Landa App LLC - 8675 Ashley Way Douglasville GA LLC	Landa App LLC - 8677 Ashley Way Douglasville GA LLC
Landa App LLC - 8678 Ashley Way Douglasville GA LLC	Landa App LLC - 8679 Ashley Way Douglasville GA LLC
Landa App LLC - 8683 Ashley Way Douglasville GA LLC	Landa App LLC - 8780 Churchill Place Jonesboro GA LLC
Landa App LLC - 8796 Parliament Place Jonesboro GA LLC	Landa App LLC - 9439 Lakeview Road Union City GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

The following table updates certain information provided in the Master Series Table found in the offering circular (the "Offering Circular") of Landa App LLC (the "Company"), dated January 7, 2021, available here, regarding the properties set forth below (the “Properties” and each a "Property").

Series	Address	Lease Commencement Date	Monthly Rental Income (1)	Lease Expiration Date (2)
Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC	1703 Summerwoods Lane Griffin, Georgia	February 1, 2023	$1,047.38	January 31, 2024
Landa App LLC - 8651 Ashley Way Douglasville GA LLC	8651 Ashley Way Douglasville, Georgia	February 1, 2023	$1,102.50	January 31, 2024

  (1) The Monthly Rental Income reflects the monthly rental payment set forth in the Lease Agreement.

(2) After the Lease Expiration Date, the Lease Agreement will become a month-to-month lease, unless the tenant provides written notice at least thirty (30) days prior to the Lease Expiration Date of an intention to terminate the Lease Agreement.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2023	LANDA APP LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

2

Exhibit A

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
1.	Landa Series 8655 Ashley Way (5)	closed	01/07/2022	09/21/2022	10,000	57,222	1,100	83.35	23.99	8%
2.	Landa Series 8653 Ashley Way (5)	closed	01/07/2022	08/08/2022	10,000	63,036	1,100	82.67	23.97	8%
3.	Landa Series 8659 Ashley Way (5)	closed	01/07/2022	10/06/2022	10,000	46,227	1,250	85.11	27.23	8%
4.	Landa Series 8674 Ashley Way (5)	closed	01/07/2022	08/08/2022	10,000	48,394	1,300	90.27	25.28	8%
5.	Landa Series 4474 Highwood Park Drive (5)	closed	01/07/2022	08/09/2022	10,000	42,897.46	1,200	163.33	30.7	8%
6.	Landa Series 8662 Ashley Way (5)	closed	01/07/2022	09/21/2022	10,000	54,021	975	88.51	26.78	8%
7.	Landa Series 8675 Ashley Way (5)	closed	01/07/2022	08/19/2022	10,000	48,193	1,100	81.99	25.61	8%
8.	Landa Series 1246 Elgin Way (5)	closed	01/07/2022	07/29/2022	10,000	38,284.48	1,207.5	164.17	34.77	8%
9.	Landa Series 4267 High Park Lane (5)(6)	closed	01/07/2022	08/15/2022	10,000	47,624.4	1,150	162.66	31.02	8%
10.	Landa Series 8645 Embrey Drive (5)	closed	01/07/2022	04/18/2022	10,000	34,144.12	1,300	122.83	35.05	8%
11.	Landa Series 8668 Ashley Way (5)	closed	01/07/2022	10/12/2022	10,000	61,171	1,150	106.83	33.04	8%
12.	Landa Series 8677 Ashley Way (5)	closed	01/07/2022	04/20/2022	10,000	82,359	1,100	78.46	24.75	8%
13.	Landa Series 7349 Exeter Court (5)	closed	01/07/2022	04/20/2022	10,000	39,137.42	1,150	137.61	34.16	8%
14.	Landa Series 9439 Lakeview Road (5)	closed	01/07/2022	08/25/2022	10,000	56,708.92	1,400	181.74	28.24	8%
15.	Landa Series 8670 Ashley Way (5)	closed	01/07/2022	11/20/2022	10,000	51,454	1,050	97.33	29.36	8%
16.	Landa Series 8780 Churchill Place (5)(8)	closed	01/07/2022	03/07/2022	10,000	38,056.12	0	138.91	35.43	8%
17.	Landa Series 8679 Ashley Way (5)(8)	closed	01/07/2022	08/03/2022	10,000	64,334	0	100.72	25.87	8%
18.	Landa Series 8569 Creekwood Way (5)(8)	closed	01/07/2022	04/26/2022	10,000	33,950.52	0	59.24	36.91	8%
19.	Landa Series 8683 Ashley Way (5)	closed	01/07/2022	10/28/2022	10,000	71,611	1,023.75	85.66	23.47	8%
20.	Landa Series 6848 Sandy Creek Drive (5)	closed	01/07/2022	02/13/2022	10,000	21,866.04	1,350	137.22	32.45	8%
21.	Landa Series 8654 Ashley Way (5)	closed	01/07/2022	11/20/2022	10,000	51,966	1,102.5	88.78	26.32	8%
22.	Landa Series 593 Country Lane Drive (5)	closed	01/07/2022	02/17/2022	10,000	24,591.42	1,019.81	155.5	29.61	8%
23.	Landa Series 1750 Summerwoods Lane (5)	closed	01/07/2022	08/26/2022	10,000	35,771.4	1,170	147.8	38.05	8%
24.	Landa Series 8796 Parliament Place (5)	closed	01/07/2022	03/11/2022	10,000	31,088.02	1,350	129.7	32.22	8%
25.	Landa Series 1910 Grove Way (5)(7)	closed	01/07/2022	02/15/2022	10,000	22,061.92	1,522.5	159.19	56.84	8%
26.	Landa Series 729 Winter Lane (5)	closed	01/07/2022	03/04/2022	10,000	31,220.72	1,475	124.28	33.76	8%
27.	Landa Series 1703 Summerwoods Lane (5)	closed	01/07/2022	07/20/2022	10,000	35,771.4	1,047.38	147.8	26.11	8%
28.	Landa Series 687 Utoy Court (5)	closed	01/07/2022	04/19/2022	10,000	32,921.22	975	102.71	30.28	8%
29.	Landa Series 10167 Port Royal Court (5)	closed	01/07/2022	07/20/2022	10,000	28,099.32	1,102.5	132.97	32.16	8%
30.	Landa Series 1712 Summerwoods Lane (5)(8)	closed	01/07/2022	08/09/2022	10,000	46,161.4	0	147.8	28.33	8%
31.	Landa Series 6440 Woodstone Terrace (5)(8)	closed	01/07/2022	02/17/2022	10,000	18,243.78	0	74.93	43.08	8%
32.	Landa Series 6436 Stone Terrace (5)	closed	01/07/2022	02/03/2022	10,000	15,478.84	1,050	75.8	41.33	8%
33.	Landa Series 8678 Ashley Way (5)	closed	01/07/2022	11/20/2022	10,000	49,536	1,100	107.24	30.44	8%
34.	Landa Series 1743 Summerwoods Lane (5)	closed	01/07/2022	07/31/2022	10,000	35,771.4	1,200	147.8	26.4	8%
35.	Landa Series 8641 Ashley Way (5)	closed	01/07/2022	08/22/2022	10,000	36,061	1,100	99.64	27.57	8%
36.	Landa Series 8652 Ashley Way (5)	closed	01/07/2022	10/11/2022	10,000	49,955	1,100	88.51	26.03	8%
37.	Landa Series 8651 Ashley Way (5)	closed	01/07/2022	04/19/2022	10,000	24,414	1,102.5	83.75	23.83	8%
38.	Landa Series 1394 Oakview Circle (5)	closed	06/30/2021	08/09/2021	10,000	36,073.48	854.44	130.62	30.16	8%

(1) All 10,000 Shares of this Series have been subscribed for and the Company is in the process of closing on the Series' offering with the investors.

(2) Reflected as of up to two (2) business days prior to the date of this Form 1-U. Each Series is offering up to a maximum of 10,000 Shares

(3) The Monthly Rental Income amount reflects the monthly rental payment due under the applicable lease agreement for the Property.

(4) Taxes on this Property may be subject to review and adjustment on a semi-annual basis.

(5) The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.

(6) The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of January.

(7) As of the date of this report, the tenant is still occupying the Properties underlying this Series and the Manager has commenced the process to remove these tenants. Once vacant,This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(8) This Property is currently vacant.This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.